Weitzel Financial Services, Inc.
Notes to Financial Statements
December 31, 2016

NOTE 1. Summary of Significant Accounting Policies

Organization and Nature of Operations

Weitzel Financial Services, Inc. (the Company) is a registered Broker/Dealer and a member of the National Association of Securities (NASD). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Regulatory Authority (FINRA).

The company was originally formed as an Iowa domiciled corporation in October of 1969 for general business purposes under the name of Builders Development Corporation. Weitzel Financial Services, Inc. was established in August 1990. The company has operated as a registered broker/dealer and independent insurance agency since January 1991 and has been offering investment advisory services since September of 2016. The company transacts business in mutual funds, annuities, and life products along with providing investment advisory services in financial planning and portfolio management.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Financial Statement Presentation

The financial statements have been prepared in accordance with the standard of the Public Firm Accounting Oversight Board (United States).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company maintains its operating cash in a bank checking account insured by the Federal Deposit Insurance Corporation. All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

Commissions Receivable

Commissions receivable are uncollected obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy. Interest is not accrued on commission receivable. Management believed that, based on industry practice and collection history, the balance receivable at December 31, 2016, is collectable in full, and accordingly, no allowance for doubtful accounts has been recorded.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-ling method over the estimated useful life of the assets, which range from 3 to 10 years. Depreciation expense totaled $21,621 for the year ended December 31, 2016.

Expenditures for maintenance and repairs are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Intangible Assets

Intangible assets are stated at cost and are amortized using the straight-line method over a period of 15 years. Amortization expense was $1,133 for the year ended December 31, 2016.

Impairments

Management reviews assets on an annual basis for possible impairment. Management considers assets to not be impaired and therefore has not reported any impairment loss.

Income Recognition

Income is derived from the commissions, brokerage fees, and service fees charged. Income is recognized when earned in accordance with generally accepted accounting principles.

NOTE 1. Summary of Significant Accounting Policies (Continued)

Trade-date Basis

Commission revenue and related expenses are recorded on a trade-date basis.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

NOTE 2. Income Taxes

Effective November 1, 2013, the Company elected to be taxed as an S Corporation, whereby income is reported to the shareholder's income tax return. As a result, no federal income tax provision is made by the Company.

NOTE 3. Advertising Costs

The Company's management has elected to expense advertising costs as they are incurred. Advertising costs totaled $3,790 for the year ended December 31, 2016.

NOTE 4. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts, the Company operates in the Northeastern Iowa, Southwestern Wisconsin, and Northwestern Illinois areas. This demographic makes the Company dependent upon the respective regions' economic conditions.

NOTE 5. Simple IRA

The Company offers its employees a Simple IRA plan. Employees must earn at least $5,000 per year during any one preceding year and be expected to earn at least $5,000 in the current year to be eligible to participate in the plan. Employer and employee contributions are vested immediately. The Company will contribute 100 percent of the first 3 percent of compensation that employees contribute to the plan. The Simple IRA match was $10,748 for the year ended December 31, 2016.

Weitzel Financial Services, Inc.
Notes to Financial Statements (Continued)
December 31, 2016

NOTE 6. Operating Leases

The Company has entered into an 18 month lease for office space, which includes base rent, janitorial services, and routine cleaning and maintenance, effective January 1, 2017, through June 30, 2018. Total rent expense for the year ended December 31, 2016, was $44,834.

Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2017	$ 46,180
2018	23,090
	$ 69,270

In the event a storage space is utilized by the Company, an additional amount of roughly $313 will be incurred on a monthly basis.

NOTE 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 at December 31, 216, and the ratio of aggregate indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2016, the Company had net capital of $138,407, which was $133,407 in excess of its required net capital of $5,000 and its aggregate indebtedness was $23,561. The Company's ratio of aggregated indebtedness to net capital was .17 to 1 at December 31, 2016.

NOTE 8. Contingencies

The Company's management has indicated that there are no commitments or guarantees against the assets of the Company. In addition, they have also indicated that there are no contingencies regarding litigation or arbitration.

NOTE 9. Subsequent Events

The Company's management has evaluated subsequent events through February 8, 2017, the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment or disclosure in the financial statements.